SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D
       Under the Securities Exchange Act of 1934

                  (Amendment No. 1)*

               American ECO Corporation
                   (Name of Issuer)

            Common Stock, without par value
            (Title of Class of Securities)

                    (CUSIP Number)

             Gary D. Halbert, President
          ProFutures Fund Management, Inc.
1310 Highway 620 South -- Suite 200,  Austin, Texas  78734
                   (512) 263-3800

    (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications)

                    June 17, 1997
 (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition of which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Bridge Capital Fund, L.P.
          74-2786949

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions) WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     [__]

6)   Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power   203,113

     8)   Shared Voting Power  815,131

     9)   Sole Dispositive Power  203,113

     10)  Shared Dispositive Voting Power  815,131

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    815,131

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares  (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          5.51%

14)  Type of Reporting Person

          PN

----------   Schedule 13D  (cont'd.)-------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  486,008

     8)  Shared Voting        815,131

     9)  Sole Dispositive Power    486,008

     10) Shared Dispositive Voting Power  815,131

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    815,131

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          5.51%

14)  Type of Reporting Person

          PN

------------------   Schedule 13D  (cont'd.)------------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          Gary  D. Halbert

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions) PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Reporting Person:

     7) Sole Voting Power      49,843

     8) Shared Voting          815,131

     9) Sole Dispositive Power     49,843

     10) Shared Dispositive Voting Power  815,131

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    815,131

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares (See Instructions)

          [__]

13)  Percent of Class Represented by Amount in Row 11:

     5.51%

14)  Type of Reporting Person

          IN
-----------------   Schedule 13D  (cont'd.)-----------------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          C. Anderson, Inc.
          42-1381664

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions) WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Iowa

Number of Shares Beneficially Owned by Reporting Person:

     7) Sole Voting Power        76,167

     8) Shared Voting           815,131

     9) Sole Dispositive Power   76,167

     10)Shared Dispositive Voting Power   815,131

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    815,131

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares  (See Instructions)

          [__]

13)  Percent of Class Represented by Amount in Row 11:

          5.51%

14)  Type of Reporting Person

          CO

---------------   Schedule 13D  (cont'd.) ----------------

               AMERICAN ECO CORPORATION
     The Group, consisting of ProFutures Bridge Capital Fund, L.P. ("PBCF") and ProFutures Special Equities Fund, L.P. ("PSEF"), Gary D. Halbert and C. Anderson, Inc. ("CAI") hereby amends the Group's Statement on Schedule 13D (the "Statement") filed on March 3, 1997 in connection with the Group's ownership of shares of Common Stock, no par value per share (the "Common Stock"), of American ECO
Corporation (the "Company"):

     Item 5 of the Statement, "Interest in Securities of the Issuer," is hereby amended by adding the following statements:
     (a) and (b)   The aggregate number of shares of
Common Stock owned beneficially by members of the Group as of the close of business on June 20, 1997 was 815,131 , or approximately 5.51% of the shares of Common Stock outstanding. This percentage is based upon 14,787,246 shares of Common Stock reported to be outstanding, as of May 2, 1997, as reported in the Company's Form 10-K for its fiscal year ended November 30, 1996, and $6.58 per share as the lowest conversion price for the conversions set forth herein. The ownership among the members the Group has been allocated as follows:

                  Number of        Percentage Ownership
                  Shares Directly           of
                  Owned            Outstanding Shares

PBCF                    203,113                 1.37 %
PSEF                    486,008                 3.28 %
Gary  D. Halbert         49,843                 0.34 %
CAI                      76,167                 0.52 %

         Total          815,131                 5.51%

     (c)  On  May 21, 1997, PSEF converted $300,000 of its
9.5% Cumulative Convertible Debentures (the "Debentures") into shares of Common Stock of the Company. On June 17,
1997, PSEF converted $1.2 million of its Debentures into shares of Common Stock of the Company. On June 19, 1997,
PSEF converted $700,000 of its Debentures into shares of Common Stock of the Company. Such shares were subject to the following brokered transactions on the Toronto Stock
Exchange:

Date      No. of Shares      Price     Transaction
5/21/97        45,000        $7.4375    sold short
5/30/97        15,000         7.24      sold
6/9/97            500         6.80      sold
6/10/97         4,000         6.8125    bought
6/10/97           800         6.83      sold
6/10/97         3,000         6.83      sold
6/11/97         5,000         6.6875    bought
6/11/97         8,400         6.695     sold
6/12/97         1,000         6.4375    bought
6/12/97         8,000         6.71875   bought
6/12/97           519         6.42      sold
6/16/97         9,000         6.54      sold
6/16/97         5,997         6.51      sold
6/16/97         5,000         6.49      sold
6/17/97       155,000         6.875     sold short
6/17/97        32,000         7.0625    sold short
6/18/97        10,000         7.50      sold short
6/19/97        58,000         7.87      sold
6/19/97        25,000         7.875     sold
6/20/97       139,200         7.62      sold

     On June 19, 1997, PSEF converted $1.8 million of its
Debentures into shares of Common Stock of the Company.  On
June 18, 1997,  Gary D. Halbert converted $200,000 of his
Debentures into shares of Common Stock of the Company.  On
June 17, 1997, C. Anderson, Inc. ("CAI") converted $300,000 of its Debentures into shares of Common Stock of the Company.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1, the Joint Filing Agreement, is attached hereto.

                      SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: June 17, 1997

     PROFUTURES BRIDGE CAPITAL FUND, L.P.

     By:  ProFutures Fund Management, Inc., a               General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a               General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President



             /s/ Gary D. Halbert
                 Gary D. Halbert


     C. ANDERSON, INC.


     By:     /s/ Marte W. Anderson
                 Marte W. Anderson, Vice President




Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.



                     EXHIBIT INDEX

     Exhibit 1      Joint Filing Agreement


                       Exhibit 1

                Joint Filing Agreement

     The undersigned hereby agree that this statement is filed on behalf of each of them.
     Dated: June 17, 1997

     PROFUTURES BRIDGE CAPITAL FUND, L.P.

     By:  ProFutures Fund Management, Inc., a               General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a               General Partner

     By:     /s/ Gary D. Halbert
                 Gary D. Halbert, President



             /s/ Gary D. Halbert
                 Gary D. Halbert



     C. ANDERSON, INC.


     By:     /s/ Marte W. Anderson
                 Marte W. Anderson, Vice President